THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

LEVELLER MEDIA, INC.
SUBSCRIPTION AGREEMENT

This SUBSCRIPTION AGREEMENT (the "***Agreement***") is entered into by and between the undersigned purchaser (the "***Purchaser***" or "***You***") and Leveller Media, Inc., a California corporation (the "***Company***"), with respect to the sale by Company of a number of Securities (the "***Securities***"), each composed of (i) one uncertificated share of the Company's Class B Common Stock, no par value (the "***Class B Common Stock***") and (ii) a Revenue Participation Right (the "***Revenue Participation Right***") in *The Inventor, Homegrown,* and *Night of the Zoombies*, as defined in the Form C (collectively, the "***Initial Projects***"), subject to the terms set forth below, as may be amended, restated, and/or modified from time to time in accordance with the provisions hereunder, together, represented by blockchain-based digital tokens (the "***Tokens***" or "***LVL Tokens***"). See Section 1 for additional defined terms.

PLEASE READ THESE TERMS CAREFULLY. NOTE THAT ARTICLE 10 CONTAINS A BINDING ARBITRATION CLAUSE AND CLASS ACTION WAIVER, WHICH MAY AFFECT YOUR LEGAL RIGHTS.

Each share of Class B Common Stock will be uncertificated, authorized and validly issued and memorialized initially by book-entry onto a traditional stock ledger managed by its Transfer Agent, represented by the Securities. Each Security is an investment contract whereby the holder of the Security will receive, without deduction, payments if and when distributed by Company in relation to the Initial Projects.

1. Definitions

1.1 "**Change of Control Repayment Amount**" means an amount equal to two and one half (2.5) times the Initial Security Price on a per Security basis.

1.2 "**Company Party**" has the meaning set forth in Section 8.

1.3 "**Disputes**" has the meaning set forth in Section 10.2.

1.4 "**Disqualified Jurisdiction**" means those jurisdictions listed on Schedule 1 hereto, or any other country or territory that is the subject of country-wide or territory-wide sanctions.

1.5 "**Escrow Agent**" shall mean Boston Private Bank & Trust Co.

1.6 "**FAA**" has the meaning set forth in Section 10.4.

1.7 "**Form C**" shall mean the Company's Form C, initially dated as of September 3, 2021, and any amendments thereto, as filed with the Securities and Exchange Commission.

1.8 "**Governmental Authority**" means any nation or government, any state or other political subdivision thereof, any entity exercising legislative, judicial, or administrative functions of or pertaining to government, including, without limitation, any government authority, agency, department, board, commission or instrumentality, and any court, tribunal or arbitrator(s) of competent jurisdiction, and any self-regulatory organization.

1.9 "**Initial Security Price**" means $5.11.

1.10 "**Intermediary**" shall mean Wefunder Portal LLC, a funding portal registered with the Securities and Exchange Commission and a member of the financial industry regulatory authority (FINRA).

1.11 "**JAMS**" has the meaning set forth in Section 10.6.

1.12 "**Laws**" means laws, statutes, ordinances, rules, regulations, judgments, injunctions, orders and decrees.

1.13 "**Leveller Platform**" means the online investment platform owned and operated by Company.

1.14 "**Maximum Revenue Share Amount**" means an amount equal to ten (10) times the Initial Security Price on a per Security basis.

1.15 "**Offering**" means the offering by Company of the opportunity to purchase the Securities to certain qualified potential purchasers through the Intermediary.

1.16 "**Offering Documents**" means, collectively, all agreements, documents, or instruments related to or in connection with the Offering, including this Agreement and any other documents or exhibits related to or contemplated in the foregoing.

1.17 "**Paying Agent**" means either Company or any third-party designated by Company to process any amounts payable hereunder.

1.18 "**Person**" means individual or legal entity or person, including a government or political subdivision or an agency or instrumentality thereof.

1.19 "**Proportionate Share per Security**" means a fraction, the numerator of which is one (1) and the denominator of which is the total number of Securities issued by Company.

1.20 "**Purchase Amount**" means the Aggregate Purchase Price divided by the Purchase Price per Security.

1.21 "**Quarterly Revenue Share Amount**" means the dollar amount that is equal to the product of (a) the Quarterly Initial Projects Gross Revenues multiplied by (b) fifty percent (50%) multiplied by (c) the Proportionate Share per Security.

1.22 "**Quarterly Initial Projects Gross Revenues**" means all gross revenues collected by Company in connection with and derived from the Initial Projects during the period beginning upon the final closing of the Offering until the Maximum Revenue Share Amount has been distributed to Purchasers.

1.23 "**Secondary Market**" means a digital asset securities exchange or alternative trading system, designated by the Company, pursuant to which holders of Securities may transfer or resell their Securities.

1.24 "**Securities Act**" means the Securities Act of 1933, as amended and the rules and regulations promulgated thereunder.

1.25 "**Token Generation Event**" means the bona fide issuance of the Securities to Purchasers.

1.26 "**Transfer Agent**" means, initially, Securitize LLC, a Delaware limited liability company and registered transfer agent with the Securities and Exchange Commission.

2. **Procedures for Purchase of Securities**

2.1 By executing this Agreement, Purchaser is making an offer to Company to purchase Company's Securities. The Aggregate Purchase Price shall be received by the Escrow Agent, from the Purchaser. Upon Offering Deadline or if the Minimum Amount has been reached, the Escrow Agent shall release the funds to the Company.

2.2 Purchaser shall tender to Company, the Intermediary, or the Escrow Agent, in U.S. dollars, as applicable, the Aggregate Purchase Price together with a signed copy of this Agreement. Upon acceptance of this Agreement by Company and receipt of the full purchase price of the Purchase Amount, each of the shares of Class B Common Stock and the Securities will be issued and registered in the name of Purchaser on the books and records of Company.

2.3 Company may determine, in its sole discretion, that it is necessary to obtain certain information about You or (if relevant) your beneficiaries, shareholders, beneficial owners, partners, directors, officers or any other individuals connected to You in order to complete the sale of the Securities, or in order to comply with applicable Laws or requests of any regulator in any relevant jurisdiction, in connection with the sale or transfer of the Securities. You agree to provide Company such information promptly upon request, and any information that You provide in respect of any third-party individuals may be collected, used and disclosed by Company in order for Company to sell the Securities, or to comply with Laws or requests of any regulator in any relevant jurisdiction. You acknowledge that Company may refuse to sell the Securities to You, until You provide such requested information and Company has determined that it is permissible to sell You the Securities under applicable Laws. If Company determines in its sole discretion that You do not meet Company's suitability standards for purchasing the Securities, Company may reject your subscription and refund the Aggregate Purchase Price paid by You, as applicable.

2.4 Any refund of the Aggregate Purchase Price paid by You in USD to Company pursuant to Section 2.1 above shall be in the amount you paid, without interest thereon or deduction therefrom, and refunded to You by wire transfer or certified or bank check and by first-class mail.

2.5 Purchaser acknowledges and agrees that the sale to Purchaser of the Securities is final, subject to Company's rights under this Article 2, and that Purchaser shall have no right to cancel or terminate this Agreement (or to receive any refund of all or any portion of the Aggregate Purchase Price, other than as contemplated by this Article 2). Notwithstanding the foregoing, Company reserves the right, in its sole discretion, to reject any subscription, in whole or in part, and shall refund the Aggregate Purchase Price to You without interest thereon or deduction therefrom pursuant to Section 2.4 above.

3.   **Token Generation Event**

3.1 Company will use its commercially reasonable efforts to cause the Token Generation Event to occur within one (1) month from the final closing date of the Offering. In the event that the Token Generation Event occurs, Company will automatically issue to Purchaser a number of Securities equal to the Purchase Amount.

3.2 If the Token Generation Event does not occur, Purchaser will not receive any refund or return of the Aggregate Purchase Price; however, in the event the Token Generation Event has not occurred on or before the date that is six (6) months from the final closing date of the Offering, Company will automatically issue to Purchaser a number of uncertificated shares of Company's Class B Common Stock equal to the Purchase Amount as well as transaction documents relating to the Revenue Participation Right.

3.3 You are responsible for implementing reasonable measures for securing any wallet, vault or other storage mechanism that You use to receive and hold the Securities, including any requisite private key(s) or other credentials necessary to access such storage mechanism(s). If your private key(s) or other access credentials are lost, You may lose access to your Securities. Notwithstanding any other provision of this Agreement, Company shall not be responsible or liable for any damages, losses, costs, penalties, fines or expenses arising out of, or relating to, (i) your failure to implement reasonable measures to secure the wallet, vault or other storage mechanism You use to receive Securities or the relevant access credentials; or (ii) the loss of or unauthorized use of any of your access credentials.

3.4 Purchaser accepts, acknowledges and understands that the underlying software of the Securities will contain features that prevent unpermitted transfers of the Securities, that certain transfers may be subject to automatic cancellation thereby and that Company will have no liability whatsoever to Purchaser for the foregoing.

4.   Company Payments of Revenue Share Amount

4.1   Calculation and Payment of Quarterly Revenue Share Amount. Subject to Section 4.3, commencing upon the final closing of the Offering and until such time as Purchaser has received payments from Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount, Purchaser shall be entitled to receive a payment from Company for each fiscal quarter in an amount equal to the Quarterly Revenue Share Amount and an unaudited statement of Quarterly Initial Projects Gross Revenues applicable to the payment being made prepared by Company. All payments of the Quarterly Revenue Share Amount shall be paid by electronic ACH transfer to an account in the name of Company designated by the Paying Agent (the "***Holding Account***") (with an accompanying attachment of the unaudited statement of Quarterly Initial Projects Gross Revenues applicable to the payment), for further distribution to Purchasers within thirty (30) calendar days after the last day of any fiscal quarter during which any Quarterly Initial Projects Gross Revenues attributable to the Quarterly Revenue Share Amount are collected by Company until Purchaser has received payments from Company pursuant to this Agreement totaling, in the aggregate, the Maximum Revenue Share Amount. For the avoidance of doubt, a payment will be considered paid by Company when Company has completed payment into the Holding Account by electronic means for further distribution to Purchaser. The Company shall use reasonable best efforts to cause the Paying Agent to further distribute the Quarterly Revenue Share Amount, or any other payment to be further distributed to Purchaser under this Agreement and shall distribute relevant information provided by Company for distribution to Purchaser within two (2) business days of receipt. Notwithstanding the foregoing, if the Quarterly Initial Projects Gross Revenues for any fiscal quarter is equal to or less than $5,000.00, no Quarterly Revenue Share Amount will be due to Purchasers with respect to such period.

4.2   Voluntary Payment Acceleration. Company may make payments to Purchasers in excess of the Quarterly Revenue Share Amount at any time and may fully or partially prepay any amounts at any time provided that such amounts are counted toward the Maximum Revenue Share Amount. The parties agree that this Agreement contains no specific due date for the payment of the Maximum Revenue Share Amount and Company has no obligation to make any payments hereunder should there be no Quarterly Initial Projects Gross Revenues in any applicable period. The Maximum Revenue Share Amount will be considered paid in full when Company has paid to Purchasers those Quarterly Revenue Share Amounts which, when aggregated with any prepayment amounts, collectively are equal to the Maximum Revenue Share Amount.

4.3   Payment upon Change of Control. Upon a Change of Control (as defined below) at any time prior to the full payment of the Maximum Revenue Share Amount to Purchaser, Company shall pay to Purchaser, prior to or simultaneously with the closing of such Change in Control, an amount equal to the Change of Control Repayment Amount less the sum of all previous payments made by Company to Purchaser pursuant to this Agreement, the occurrence of which shall absolutely terminate the Company's obligations to pay the Quarterly Revenue Share Amount. The parties agree that the term "***Change of Control***" shall mean the earlier to occur of (a)

Company's sale of all or substantially all of its material assets or (b) a merger, consolidation, reorganization or similar business transaction which results in a change in the ownership of more than 50% of the outstanding voting power of Company.

4.4   Place of Payment. All amounts payable hereunder shall be paid to Purchaser at the address on record with Company or to the account that Purchaser has designated to Company's Transfer Agent.

4.5   Payments Made Pro Rata. Purchaser acknowledges that a number of other participants in the Offering acquired the same form of security as Purchaser with the same rights to payments from the Quarterly Initial Projects Gross Revenues (each such participant, not including Purchaser, a "*Holder*"). Company warrants that Purchaser and each Holder invested in Company's securities on the same terms and conditions with respect to repayment although their invested amounts and purchase price per Security may differ. This Agreement and the promise to pay contained herein is issued as part of a series of securities issued in the Offering and Purchaser agrees that payments made from the Quarterly Initial Projects Gross Revenues shall be made pari passu and pro rata between Purchaser and each Holder in proportion to each party's amount of Securities owned at the time of each such distribution. Purchaser acknowledges and agrees that all payments required by this Agreement, including optional payments with respect to any prepayment amounts, shall be made pari passu and pro rata among Purchaser and all of the Holders based on the amount of Securities owned at the time of each such distribution, and Purchaser shall make no claim for any amount of any Company payment greater than Purchaser's Proportionate Share per Security of such payment. If Purchaser shall obtain any payment from Company that was not made proportionately to other Holders, then Purchaser shall return the excess amount to Company to be shared ratably with the other Holders. Company's payment obligation to Purchaser under this Agreement shall be on parity with Company's obligation to pay all of the Holders of securities issued in the same Offering.

4.6   Unsecured Obligation. Purchaser understands and accepts that the obligation to make distributions under this Agreement is an unsecured obligation and that no security interest of any form is granted by this Agreement in any asset held by Company. No party has guaranteed the payment of any Quarterly Revenue Share Amount nor the Maximum Revenue Share Amount. The obligations in this Agreement are the corporate obligation of Company only and no recourse shall be had against any past, present or future officer, director or shareholder of Company directly. The obligations in this Agreement will be handled pari passu with all other outstanding Rights obligations of Company that arise as a result of the Offering.

4.8   Transfer, Successors, Assigns. This Agreement and the obligation to repay the Maximum Revenue Share Amount described herein may not be sold, transferred or assigned by Purchaser (i) until the Company designates a Secondary Market or (ii) without the consent of Company, which consent may be withheld for any reason, and Purchaser's compliance with all applicable federal and state securities laws. Company may require that any desired transferee deliver to Company a signed written agreement acknowledging and agreeing to these restrictions on transfer. Company may assign this instrument in whole, without the consent of Purchaser, in connection with any Change of Control or reincorporation to change Company's domicile. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

5. Company Representations and Warranties

5.1 Company is a corporation duly organized, validly existing and in good standing under the laws of the State of California and has all requisite corporate power and capacity to make, execute, deliver, and perform under this Agreement.

5.2 The execution, delivery and performance by Company of this Agreement is, to Company's knowledge, within the power of Company and, other than with respect to the actions to be taken when Securities are to be issued to Purchaser, has been duly authorized by all necessary actions on the part of Company. This Agreement constitutes a legal, valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to, or affecting the enforcement of, creditors' rights generally and general principles of equity. To the knowledge of Company, it is not in violation of (i) its current articles of incorporation and by-laws, or (ii) any material indenture or contract to which Company is a party or by which it is bound, where, in each case, such violation, individually, or together with all such violations, could reasonably be expected to have a material adverse effect on Company. The tokenized, uncertificated shares of Class B Common Stock, when issued, will be duly authorized, validly issued, fully paid and non-assessable, free and clear of any and all liens, charges, claims, encumbrances and preemptive rights.

5.3 To the knowledge of Company, the performance and consummation of the transactions contemplated by this Agreement do not, and will not: (i) violate any material judgment, order or decree applicable to Company as currently in effect; (ii) result in the acceleration of any material indenture or contract to which Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to Company, its business or operations.

6. Disclaimers

6.1 Purchaser understands and expressly accepts that the Tokens will be created and when and if delivered to Purchaser at the sole risk of Purchaser on an "AS IS" basis. COMPANY MAKES NO WARRANTY WHATSOEVER WITH RESPECT TO THE TOKENS, INCLUDING ANY (i) WARRANTY OF MERCHANTIBILITY; (ii) WARRANTY OF FITNESS FOR A PARTICULAR PURPOSE; OR (iii) WARRANTY AGAINST INFRINGEMENT OF INTELLECTUAL PROPERTY RIGHTS OF A THIRD PARTY; WHETHER ARISING BY LAW, COURSE OF DEALING, COURSE OF PERFORMANCE, USAGE OF TRADE, OR OTHERWISE. EXCEPT AS EXPRESSLY SET FORTH HEREIN, PURCHASER ACKNOWLEDGES THAT IT HAS NOT RELIED UPON ANY REPRESENTATION OR WARRANTY MADE BY COMPANY, OR ANY OTHER PERSON ON COMPANY'S BEHALF. Some jurisdictions do not allow the exclusion of certain warranties or disclaimer of implied terms in contracts with consumers, so some or all of the exclusions of warranties and disclaimers in this Section 6.1 may not apply to You.

6.2 Purchaser understands and expressly accepts that Company shall not be responsible or liable for any damages, losses, costs, fines, penalties or expenses of whatever nature, whether or not reasonably foreseeable, which You may suffer, sustain or incur, arising out of or relating to your use of the Securities or any third-party uses of the Securities. Purchaser further acknowledges and agrees that none of Company nor any of its respective members, managers, officers, directors, employees, contractors, agents, attorneys or representatives shall in any way be responsible or liable for any damages, losses, costs, fines, penalties or expenses of whatever nature, whether or not reasonably foreseeable, which You may suffer, sustain or incur, arising out of or relating to your use of the Securities or any third-party uses of the Securities.

6.3 The purchase, ownership, receipt or possession of the Securities carries no rights, express or implied, other than (i) the rights accorded to holders of Class B Common Stock under Company's current articles of incorporation, by-laws, and applicable law, and (ii) the Right to receive pro rata distributions of revenue, if any, derived from the Initial Projects. The Securities are not intended to be a digital asset or commodity of any kind other than digital asset securities.

6.4 To the extent that Company distributes dividends or revenue-based distributions, if any, to You as a holder of Securities, Company will provide You with any necessary documentation relating to the taxation thereof in accordance with applicable law. Company reserves the right to collect and remit to applicable Governmental Authorities any amounts that Company determines that it has a legal obligation to collect or remit in connection with such declared dividends otherwise to be paid to You, in which case, Company will provide You with notice of such determination and may withhold from delivery to You an aggregate amount of such dividends equal to the amount that Company is required to withhold or remit, as applicable. If Company determines that it is required to report or withhold amounts distributed as dividends and Company does not already have your personal information required to perform such acts, you will as soon as reasonably practical following notice by Company provide Company with all reasonably required information, including with respect to US Persons a social security or employer identification number, as applicable. Company may withhold all payments to you unless and until Company is in possession of all information that determines to be necessary or desirable in furtherance of its perceived tax related obligations. Company shall have no liability whatsoever for any decisions to withhold any amounts from dividends paid to You pursuant to this Section 6.4, whether its determination on whether it had a legal obligation to withhold such amounts was later found to be correct or not.

7.   **Purchaser Representations and Warranties**

7.1 Purchaser has full legal capacity, power and authority to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the legal, valid and binding obligation of Purchaser, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other Laws of general application relating to, or affecting the enforcement of, creditors' rights generally and general principles of equity. If You are a legal entity other than a natural person, (i) You are duly organized and validly existing under the applicable Laws of your jurisdiction of organization, and (ii) the undersigned is duly authorized by You to execute this Agreement.

7.2 Purchaser has been provided with risk factors and other written information about Company in the Form C, which information Purchaser has carefully read and considered. Purchaser, or a Person acting on its behalf, has had a full opportunity to discuss with Company all material aspects of investment in the Securities, including to ask questions and receive answers from the management, directors and officers of Company and to obtain any additional information desired. Purchaser has had all such questions answered to its full satisfaction or has elected to waive such opportunity. Purchaser has further read and understands the terms and conditions of this Agreement, understands the restrictions and risks associated with the creation of Securities as set forth in the Form C and acknowledges and assumes all such risks. Purchaser has obtained sufficient information about the Securities and Company to make an informed decision to purchase the Securities.

7.3 Purchaser hereby has sufficient knowledge and experience in business and financial matters, including in respect of the purchase of early stage company securities, to be able to evaluate the risks and merits of its purchase of the Securities and is able to bear the risks thereof (including potentially the loss of funds paid by Purchaser). Purchaser further understands and acknowledges that an investment in the Securities is highly speculative and that Company can give no assurance whatsoever concerning the present or prospective value of the Securities. Purchaser understands that the price per Security in the Offering has been determined by Company and is not an indication of the value of the Securities. Purchaser understands that the Securities purchased hereby, and the rights associated thereunder, may be subject to substantial dilution. Purchaser has read and understands all of the risk factors attributable to Company, its business and the Securities as set forth in the Offering Documents.

7.4 Purchaser has been advised that the Securities are not being registered under the Securities Act or under any relevant state or foreign securities laws. Purchaser has been advised that the Securities are being offered and sold pursuant to exemptions from such registration requirements and that Company's reliance upon such exemptions is predicated in part on the representations that Purchaser makes in this Agreement. Purchaser further agrees to comply with all applicable holding and/or distribution compliance periods as may be required by federal, state and foreign securities laws to maintain the applicability of any exemptions from registration requirements thereunder and as described further in the Offering Documents. Purchaser shall not transfer any Securities to any other Person (i) until the expiration of any applicable holding or distribution compliance periods, (ii) until registration of the Securities is obtained under the applicable laws of the jurisdiction in which such Purchaser intends to transfer the Securities to another Person in that jurisdiction, and (iii) upon Company's receipt of an opinion of counsel acceptable to Company that such registration is not required, or (iv) upon Company's designation of a Secondary Market. Purchaser understands that no Governmental Authority has made any finding or determination as to the fairness of an investment in the Securities, nor has made any recommendation or endorsement of the Securities.

7.5 The Subscriber acknowledges and is making the Subscription and purchasing the Securities in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

7.6 Purchaser is acquiring the Securities for its own account for investment purposes only and not with a view towards resale or "distribution" (within the meaning of the Securities Act) of any part of the Securities.

7.7   Purchaser understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

7.8   The undersigned agrees: that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7.9   Purchaser represents that it has not or will not purchase any Securities hereby with any amounts, directly or indirectly, derived from any activities that contravene federal, state or international laws and regulations, including anti-money laundering laws and regulations.

7.10   Purchaser acknowledges being informed and understands that Company may require additional financing, including, without limitation, equity financing derived from the sale of equity of Company in amounts that Company is unable to determine at this time. Purchaser acknowledges and understands that in the event Company does issue additional equity securities or securities convertible into or exchangeable for additional equity securities, its percentage ownership in Company will be diluted to the extent of the issuance of such other equity securities and that its shares may effectively become junior to the rights and privileges of such other securities. Purchaser further acknowledges that if Company was unable to raise such additional required financing, the Securities that Purchaser is purchasing may become worthless.

7.11   Purchaser understands and expressly accepts that Purchaser has not relied on any representations or warranties made by Company or any other Person outside of this Agreement and the Offering Documents, including, but not limited to, conversations of any kind, whether through oral or electronic communication, or any presentation, website posting, social media content or any white paper. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, PURCHASER ASSUMES ALL RISK AND LIABILITY FOR THE RESULTS OBTAINED BY THE USE OF ANY SECURITIES AND REGARDLESS OF ANY ORAL OR WRITTEN STATEMENTS MADE BY COMPANY, BY WAY OF TECHNICAL ADVICE OR OTHERWISE, RELATED TO THE USE OF THE SECURITIES IN THE TOKEN ECONOMY.

7.12   Purchaser acknowledges and agrees that Company shall have no obligation to list or quote the Securities on any domestic or overseas marketplace or exchange.

Company may, in its sole and absolute discretion, determine that the listing or quotation of the Securities on one or more marketplace(s) or exchange(s) would benefit Company and its shareholders, in which case Company may take action to facilitate such listing or quotation. Company will not take any such action other than for the purposes stated in the preceding sentence.

7.13 You have sufficient understanding of technical and computing matters (including those that relate to the Securities), cryptographic Securities, token storage mechanisms (such as token wallets) and distributed blockchain technology to understand this Agreement and to appreciate the risks and implications of purchasing the Securities.

7.14 You understand that the Securities confer only the rights and abilities described above and in the current articles of incorporation, by-laws, and applicable law, and the Securities confer no other rights of any form.

7.15 Your purchase of the Securities complies with applicable laws and regulations in your jurisdiction, including, but not limited to, (i) legal capacity and any other threshold requirements in your jurisdiction for the purchase of the Securities and entering into contracts with Company, (ii) any foreign exchange or regulatory restrictions applicable to such purchase and (iii) any governmental or other consents that may need to be obtained.

7.16 You will comply with any applicable tax obligations in your jurisdiction arising from your purchase of the Securities. Purchaser understands that Purchaser bears sole responsibility for any taxes as a result of the matters and transactions that are the subject of this Agreement, and any acquisition, ownership, use, sale or other disposition of Securities held by Purchaser. To the extent permitted by law, Purchaser agrees to indemnify, defend and hold Company or any of its affiliates, employees or agents (including developers, auditors, contractors or founders) harmless for any claim, liability, assessment or penalty with respect to any taxes (other than any net income taxes of Company that result from the delivery of Securities to Purchaser pursuant to this instrument) associated with or arising from Purchaser's purchase of Securities hereunder, or the use or ownership of Securities.

7.17 Purchaser is not a resident of or is domiciled in any Disqualified Jurisdiction or purchasing the Securities from a location in any Disqualified Jurisdiction.

7.18 Purchaser is not is not a "Prohibited Person" meaning that (i) a citizen or resident of a geographic area in which use of cryptographic Securities is prohibited by applicable law, decree, regulation, treaty, or administrative act; (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes; or (iii) an individual, or an individual employed by or associated with an entity, that is identified on the U.S. Department of Commerce's Denied Persons or Entity List, or the U.S. Department of Treasury's Specially Designated Nationals or Blocked Persons Lists, or the U.S. Department of State's Debarred Parties List or the sanctions lists adopted by the United Nations and the European Union to such extent such sanctions are extended by the UK Government to its Overseas Territories, as such lists may be amended from time to time; or (iv) a person who acts, directly or indirectly, for a senior foreign political figure, any member of a senior foreign political figure's immediate family or any close associate of a senior foreign political figure, unless Company, after being specifically notified by Purchaser in writing that it is such a person, conducts further due diligence, and determines that the purchase is permitted. If Purchaser's country of residence or other circumstances change such that the above representations are no longer accurate, Purchaser will immediately notify Company.

7.19 Purchaser will not use the Securities in connection with any activity that violates applicable laws in any relevant jurisdiction, including, but not limited to, use of the Securities in connection with transactions that violate U.S. federal or state securities or commodity laws.

7.20 No person or entity that controls, is controlled by or under common control with, Purchaser is a Prohibited Person.

7.21 No person having any direct or indirect beneficial interest in Purchaser (each, a "***Beneficial Owner***") is a Prohibited Person.

7.22 To the extent Purchaser has any Beneficial Owners, (i) it has carried out thorough due diligence to establish the identities of those beneficial owners; (ii) it holds the evidence of those identities and status and will maintain all of that evidence for at least five years; and (iii) it will make available that evidence and any additional evidence that Company may require upon request in accordance with applicable regulations.

7.23 Purchaser acknowledges to Company that if any of the representations and warranties in the preceding clause ceases to be true or if Company no longer reasonably believes that it has satisfactory evidence as to their truth, despite any other agreement to the contrary, Company may, in accordance with applicable regulations, be obligated to do one or more of the following: (i) to take certain actions relating to Purchaser's purchase of Securities; (ii) to report that action; and (iii) to disclose Purchaser's identity to a governmental, regulatory or other authority.

7.24 If Company is required to take any of the actions referred to in the preceding clause, Purchaser understands, and agrees with Company, that it has no claim against Company, and its affiliates, directors, members, partners, shareholders, officers, employees and agents for any of damages as a result of any of those actions.

7.25 The funds, including any fiat or digital assets, that Purchaser uses to purchase Securities are not derived from or related to any unlawful activities, including but not limited to money laundering or terrorist financing, and Purchaser will not use Securities to finance, engage in, or otherwise support any unlawful activities. All payments by Purchaser under this instrument will be made only in Purchaser's name, from a digital wallet or bank account held in Purchaser's name and under Purchaser's control, and not located in a country or territory that has been designated as a "non-cooperative country or territory" by the Financial Action Task Force, and is not a "foreign shell bank" within the meaning of the U.S. Bank Secrecy Act (31 U.S.C. § 5311 et seq.), as amended, and the regulations promulgated thereunder by the Financial Crimes Enforcement Network, as such regulations may be amended from time to time.

7.26 You will at all times maintain control of your applicable Token wallet, and You will not share or disclose the account credentials associated with your Token wallet with any other party. If You transfer Securities from your token wallet into another wallet, You will likewise at all times maintain control of such other wallet, and You will not share or disclose the account credentials associated with such other wallet with any other party.

8. Indemnification

8.1 Purchaser shall indemnify and hold harmless Company and any of its respective affiliates, officers, employees, contractors, managers, members, representatives, directors or control persons of any such entity (a "***Company Party***") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of or arising from any actual or alleged breach of this Agreement, including but not limited to Purchaser's representation and warranties or misstatement of facts or omission to represent or state facts made by Purchaser to Company in any concurrent or subsequent request for additional information concerning Purchaser, against losses, liabilities and expenses for which any Company Party have not otherwise been reimbursed (including attorneys' fees, judgments, fines and amounts paid in settlement) as actually and reasonably incurred by such person or entity in connection with such action, suit or proceeding. Company reserves the right to exercise sole control over the defense, at your expense, of any claim subject to indemnification under this Section 8. This indemnity is in addition to, and not in lieu of, any other indemnities set forth in a written agreement between You and Company.

9. Limitation of Liability

9.1 TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW (i) IN NO EVENT WILL COMPANY OR ANY OF COMPANY PARTIES BE LIABLE FOR LOSS OF PROFITS OR ANY INDIRECT, SPECIAL, INCIDENTAL, CONSEQUENTIAL OR EXEMPLARY DAMAGES OF ANY KIND (INCLUDING, BUT NOT LIMITED TO, WHERE RELATED TO LOSS OF REVENUE, INCOME OR PROFITS, LOSS OF USE OR DATA, OR DAMAGES FOR BUSINESS INTERRUPTION) ARISING OUT OF OR IN ANY WAY RELATED TO THE SALE OR USE OF THE SECURITIES OR OTHERWISE RELATED TO THESE TERMS, REGARDLESS OF THE FORM OF ACTION, WHETHER BASED IN CONTRACT, TORT (INCLUDING, BUT NOT LIMITED TO, SIMPLE NEGLIGENCE, WHETHER ACTIVE, PASSIVE OR IMPUTED), OR ANY OTHER LEGAL OR EQUITABLE THEORY (EVEN IF THE PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES AND REGARDLESS OF WHETHER SUCH DAMAGES WERE FORESEEABLE), AND (ii) IN NO EVENT WILL THE AGGREGATE LIABILITY OF COMPANY AND COMPANY PARTIES (JOINTLY), WHETHER IN CONTRACT, WARRANTY, TORT (INCLUDING NEGLIGENCE, WHETHER ACTIVE, PASSIVE OR IMPUTED), OR OTHER THEORY, ARISING OUT OF OR RELATING TO THESE TERMS OR THE USE OF OR INABILITY TO USE A TOKEN, EXCEED THE U.S. DOLLAR EQUIVALENT OF THE AMOUNT YOU PAID TO COMPANY FOR SUCH SECURITY AT THE TIME OF YOUR PURCHASE.

9.2 THE LIMITATIONS SET FORTH IN SECTION 9.1 WILL NOT LIMIT OR EXCLUDE LIABILITY FOR THE GROSS NEGLIGENCE, FRAUD OR INTENTIONAL, WILLFUL OR RECKLESS MISCONDUCT OF COMPANY.

9.3 Some jurisdictions do not allow the limitation or exclusion of liability for incidental or consequential damages. Accordingly, some of the limitations set forth in Section 9.1 may not apply to You.

10. Dispute Resolution

10.1 <u>Arbitration</u>. PLEASE READ THE FOLLOWING ARTICLE CAREFULLY BECAUSE IT CONTAINS ADDITIONAL PROVISIONS APPLICABLE ONLY TO INDIVIDUALS LOCATED, RESIDENT, OR DOMICILED IN THE UNITED STATES. IF YOU ARE LOCATED, RESIDENT OR DOMICILED IN THE UNITED STATES, THIS ARTICLE REQUIRES YOU TO ARBITRATE CERTAIN DISPUTES AND CLAIMS WITH COMPANY AND LIMITS THE MANNER IN WHICH YOU CAN SEEK RELIEF FROM US.

10.2 <u>Binding Arbitration</u>. Except for any disputes, claims, suits, actions, causes of action, demands or proceedings (collectively, "*Disputes*") in which You and/or Company seeks to bring an individual action in small claims court or seeks injunctive or other equitable relief for the alleged unlawful use of intellectual property, including, without limitation, copyrights, trademarks, trade names, logos, trade secrets or patents, You and Company (i) waive your and Company's respective rights to have any and all Disputes arising from or related to the terms of this Agreement resolved in a court, and (ii) waive your and Company's respective rights to a jury trial. Instead, You and Company will arbitrate Disputes through binding arbitration (which is the referral of a Dispute to one or more persons charged with reviewing the Dispute and making a final and binding determination to resolve it instead of having the Dispute decided by a judge or jury in court).

10.3 <u>No Class Arbitrations, Class Actions or Representative Actions</u>. Any Dispute arising out of or related to the terms of this Agreement is personal to You and Company and will be resolved solely through individual arbitration and will not be brought as a class arbitration, class action or any other type of representative proceeding. There will be no class arbitration or arbitration in which an individual attempts to resolve a Dispute as a representative of another individual or group of individuals. Further, a Dispute cannot be brought as a class or other type of representative action, whether within or outside of arbitration, or on behalf of any other individual or group of individuals.

10.4 <u>Federal Arbitration Act</u>. The terms of this Agreement affect interstate commerce, and the enforceability of this Article 10 will be both substantively and procedurally governed by and construed and enforced in accordance with the Federal Arbitration Act, 9 U.S.C.§ 1 et seq. (the "*FAA*"), to the maximum extent permitted by applicable law.

10.5 <u>Notice; Informal Dispute Resolution</u>. Each party hereto will notify the other party in writing of any arbitrable or small claims Dispute within thirty (30) days of the date it arises, so that the parties hereto can attempt in good faith to resolve the Dispute informally. Notice to Company shall be sent by email to Company at the address set forth in Section 12.1 below. Notice to You shall be by email to your address as first written above by You in this Agreement. Your notice must include (i) your name, postal address, email address and telephone number, (ii) a description in reasonable detail of the nature or basis of the Dispute and (iii) the specific relief that You are seeking. If You and Company cannot agree how to resolve the Dispute within thirty (30) days after the date notice is received by the applicable party, then either You or Company may, as appropriate and in accordance with this Article 10, commence an arbitration proceeding or, to the extent specifically provided for in Section 10.2 above and Section 10.6 below, file a claim in court.

10.6 Process. Any arbitration will occur in Los Angeles, California. Arbitration will be conducted confidentially by a single arbitrator in accordance with the rules of the Judicial Arbitration and Mediation Services ("*JAMS*"), which are hereby incorporated by reference. The federal and state courts located in the State of California will have exclusive jurisdiction over any appeals and the enforcement of an arbitration award. You may also litigate a Dispute in the small claims court located in the county where You reside if the Dispute meets the requirements to be heard in small claims court.

10.7 Authority of Arbitrator. As limited by the FAA, the terms of this Agreement and the applicable JAMS rules, the arbitrator will have (i) the exclusive authority and jurisdiction to make all procedural and substantive decisions regarding a Dispute, including the determination of whether a Dispute is arbitrable, and (ii) the authority to grant any remedy that would otherwise be available in court; provided, however, that the arbitrator does not have the authority to conduct a class arbitration or a representative action, which is prohibited by the terms of this Agreement. The arbitrator may only conduct an individual arbitration and may not consolidate more than one individual's claims, preside over any type of class or representative proceeding or preside over any proceeding involving more than one individual.

10.8 Rules of JAMS. The rules of JAMS and additional information about JAMS are available on the JAMS website. By agreeing to be bound by the terms of this Agreement, You either (i) acknowledge and agree that You have read and understand the rules of JAMS or (ii) waive your opportunity to read the rules of JAMS and any claim that the rules of JAMS are unfair or should not apply for any reason.

10.9 EACH PARTY HERETO HEREBY FURTHER WARRANTS AND REPRESENTS THAT SUCH PARTY HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT SUCH PARTY KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL.

11.   **Governing Law.**

11.1 This Agreement will be governed by, and construed and enforced in accordance with, the laws of the State of California, without regard to conflict of law rules or principles (whether of the State of California or any other jurisdiction) that would cause the application of the laws of any other jurisdiction.

12.   Miscellaneous

12.1 All notices, approvals, requests or demands which Purchaser is required or may desire to give to Company hereunder shall be in writing, unless otherwise specified, and shall deemed to have been received (i) immediately upon delivery to the address set forth below; (ii) three (3) days from the date by mailed, registered or certified, postage prepaid to the address set forth below; or (iii) upon confirmation of transmittal by any electronic means whether now known or hereafter developed, including but not limited to email to the email address specified below:

Leveller Media, Inc.
9255 Sunset Boulevard, Suite 804
West Hollywood, CA 90069
Email: team@leveller.io

All notices, approvals, requests or demands which Company is required or may desire to give to Purchaser hereunder shall be in writing and delivered to Purchaser to the address or email address as first written above in this Agreement by Purchaser and shall be deemed to be received as per (i)– (iii) above.

12.2 This Agreement, other than any information contained in the Offering Documents, sets forth the entire agreement and understanding of the parties hereto relating to the subject matter herein and supersedes all prior or contemporaneous disclosures, discussions, understandings and agreements, whether oral of written, between them.

12.3 Except as otherwise provided herein, this Agreement may be supplemented, amended, or modified only by the mutual agreement of the parties. No supplement, amendment, or modification of this Agreement shall be binding unless it is in writing and signed by all parties.

12.4 The waiver by a party hereto of a breach of or default under any provision of this Agreement shall not be effective unless in writing and shall not be construed as a waiver of any subsequent breach of or default under the same or any other provision of this Agreement. Further, any failure or delay on the part of either party to exercise or avail itself of any right or remedy that it has or may have hereunder shall not operate as a waiver of any such right or remedy or preclude other or further exercise thereof or of any other right or remedy.

12.5 Neither this Agreement nor the rights contained herein may be assigned, delegated or sublicensed, by operation of law or otherwise, by either party hereto without the prior written consent of the other; provided, however, that Company may assign this Agreement in whole, without the consent of Purchaser, (i) in connection with a reincorporation to change Company's domicile and (ii) in connection with a change in control or sale of substantially all the assets of Company.

12.6 Nothing in this Agreement shall be construed to confer any rights or benefits upon any Person other than the parties hereto, and no other Person shall have any rights or remedies hereunder.

12.7 Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under applicable law. If in spite of the foregoing, any provision of this Agreement shall be judged invalid, illegal or unenforceable in any applicable jurisdiction, such provision shall be restricted or deleted in such jurisdiction only to the extent necessary to make such provision valid, legal and enforceable in such jurisdiction, and the validity, legality and enforceability of such provision in any other jurisdiction, or of any of the other provisions of this Agreement in all jurisdictions, shall not in any way be affected or impaired thereby.

12.8 Purchaser shall, and shall cause its affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably requested by Company to carry out the provisions of this Agreement and give effect to the transactions contemplated by this Agreement, including, without limitation, to enable Company or the transactions contemplated by this Agreement to comply with applicable Laws.

12.9 The headings, articles, sections, captions and other subdivisions used in this Agreement are for convenient reference only. They shall not be used in any way to govern, limit, modify or construe this Agreement or any part or provision thereof or otherwise be given any legal effect.

12.10 This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Any signed copy of this Agreement or of any other document or agreement referred to herein, or copy or counterpart thereof, delivered by facsimile transmission or by email in portable document format (".pdf") or similar format, shall for all purposes be treated as if it were delivered containing an original manual signature of the signature which appears in the facsimile or email, and shall be binding upon such party in the same manner as though an originally signed copy had been delivered.

[Signatures to Follow]

IN WITNESS WHEREOF, the parties have executed this agreement as of __[EFFECTIVE DATE]__ .

Number of Shares: __[SHARES]__

Aggregate Purchase Price: __$[AMOUNT]__

COMPANY:

Leveller Media, Inc.
_____

Founder Signature
_____

Name: __[FOUNDER_NAME]__

Title: __[FOUNDER_TITLE]__

Read and Approved (For IRA Use Only):

SUBSCRIBER:

[ENTITY NAME]
_____

Investor Signature

By: _____   By:_____

Name: __[INVESTOR NAME]__

Title: __[INVESTOR TITLE]__

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

Schedule 1

Schedule 1.1: List of Disqualified Jurisdictions

Afghanistan	Colombia	Guyana	Mali	Russia	Syria
Albania	Congo (Dem)	Haiti	Martinique	Rwanda	Tajikistan
Algeria	Cote d'Ivoire	Iran	Mauritania	Sao Tome & Principe	Tanzania
Angola	Cuba	Iraq	Mauritius	Senegal	Togo
Anguilla	Cyprus	Jamaica	Mongolia	Serbia	Trinidad & Tobago
Antarctica	Dominica	Jordan	Morocco	Sierra Leone	Tunisia
Antigua & Barbuda	Dominican Republic	Kazakhstan	Mozambique	Somalia	Turkmenistan
Armenia	Ecuador	Kenya	Myanmar	St Barthelemy	Turks & Caicos
B.I.O.T.	Egypt	Kosovo	Namibia	St Helena	Uganda
Bangladesh	El Salvador	Kyrgyzstan	Nicaragua	St Kitts & Nevis	Ukraine
Barbados	Equatorial Guinea	Lebanon	Niger	St Lucia	Uzbekistan
Bolivia	Eritrea	Lesotho	Nigeria	St Martin (French)	Vanuatu
Bosnia & Herzegovina	Ethiopia	Liberia	North Korea	St Pierre & Miquelon	Vatican
Botswana	French Guiana	Libya	Oman	St Vincent & Grenadines	Venezuela
Burkina Faso	Gabon	Macedonia	Pakistan	Sudan	Western Sahara
Burundi	Ghana	Madagascar	Palestine	South Sudan	Yemen
C.A.R.	Guinea	Malawi	Panama	Suriname	Zambia
Chad	Guinea-Bissau	Maldives	Peru	Swaziland	Zimbabwe

Schedule 1.2: List of Disqualified Jurisdictions for Additional Consideration
The below countries are generally prohibited, however Purchasers from these countries may be potentially allowed if certain risk mitigating factors are present, to be determined on a case by case basis.

Colombia	Panama	Russian Federation	Venezuela		

[End of Schedule 1]